UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                         Meditech Pharmaceuticals, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    584913305
                                    ---------
                                 (CUSIP Number)

                                 Gerald N. Kern
                       c/o Meditech Pharmaceuticals, Inc.
                        10105 E. Via Linda, #103, PMB-382
                              Scottsdale, AZ 85258
                                 (480) 614-2874
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                 Notices and Communications) - with copies to -

                              Ronald L. Brown, Esq.
                                Andrews Kurth LLP
                          1717 Main Street, Suite 3700
                               Dallas, Texas 75201
                                 (214) 659-4469

                                January 14, 2005
                                ----------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box o.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 584913305                 13D                             Page 2 of 10

--------- ----------------------------------------------------------------------

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Cynthia S. Kern
--------- ----------------------------------------------------------------------

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)    (b) [  ]
--------- ----------------------------------------------------------------------

3         SEC USE ONLY
--------- ----------------------------------------------------------------------

4         SOURCE OF FUNDS                                                   PF
--------- ----------------------------------------------------------------------

          CHECK  BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
5         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                          [   ]
--------- ----------------------------------------------------------------------

6         CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
-------------------------------- ------- ---------------------------------------

           NUMBER OF             7       SOLE VOTING POWER
            SHARES
         BENEFICIALLY
           OWNED BY
             EACH
           REPORTING
            PERSON
             WITH
                                         754,855 (1)
                                 ------- ---------------------------------------

                                 8       SHARED VOTING POWER
                                         0
                                 ------- ---------------------------------------

                                 9       SOLE DISPOSITIVE POWER
                                         754,855
                                 ------- ---------------------------------------

                                 10      SHARED DISPOSITIVE POWER
                                         0
--------- ----------------------------------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          754,855
--------- ----------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

--------- ----------------------------------------------------------------------

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          68.2%
--------- ----------------------------------------------------------------------

14        TYPE OF REPORTING PERSON
          IN
--------- ----------------------------------------------------------------------

---------------
(1) Includes 2,000 shares of common stock issuable upon exercise of options which are presently exercisable or exercisable within 60 days of the date hereof.

CUSIP NO. 584913305            13D                                 Page 3 of 10


                                  Schedule 13D
                                  ------------

This Statement on Schedule 13D ("Statement") relates to the common stock, par value $0.001 per share (the "Common Stock"), of Meditech Pharmaceuticals, Inc., a Nevada corporation (the "Issuer"). The principal executive offices of the Issuer are located at 10105 E. Via Linda, #103, PMB-382, Scottsdale, AZ 85258.

Item 1  Security and Issuer
        -------------------

        Security:         Common Stock, $0.001 par value.
        Issuer:           Meditech Pharmaceuticals, Inc.
                          10105 E. Via Linda, #103, PMB-382
                          Scottsdale, AZ 85258

Item 2  Identity and Background
        -----------------------

          (a)  Name. The name of the reporting person is Cynthia S. Kern
               ("Kern").

          (b) Business Address. The business address for Kern is 10105 E. Via Linda, #103, PMB-382, Scottsdale, AZ 85258.

          (c) Occupation and Employment. Kern is currently a director of the Issuer.

(d) During the last five years, Kern has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, Kern has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Kern was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Kern is a citizen of the United States.

Item 3  Source and Amount of Funds
        --------------------------

     On January 14, 2005, the Issuer issued non-qualified options to purchase 750,000 shares of Common Stock to Kern in exchange for the cancellation of $535,863.50 principal amount of accrued salary that was due on demand. The exercise price of the non-qualified options issued to Kern was $0.001 per share of common stock. The trading price of Issuer's common stock on the over-the-counter Bulletin Board on January 12, 2005, when the transactions were agreed to in principle, was $0.00. Kern exercised all of the options to purchase 750,000 shares of Common Stock on January 24, 2005.

Item 4  Purpose of Transaction
        ----------------------
Kern acquired the shares reported in this Statement for investment purposes. Kern intends to periodically review its investment in the Issuer and, based on a number of factors, including the evaluation of the Issuer's business prospects

CUSIP NO. 584913305                   13D                           Page 4 of 10

and financial condition, the market for the Issuer's shares, general economic and stock market conditions and other investment opportunities, Kern may acquire additional securities of the Issuer or dispose of the shares of common stock reported in this Statement through open market or privately negotiated transactions.

Kern does not have any plans or proposals that would result in any of the following:

(a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or terms of Directors or to fill any existing vacancies on the Board;

(e) any material change in the present capitalization or dividend policy of the Issuer;

(f)  any other material change in the Issuer's business or corporate structure;

(g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

(i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)  any action similar to any of those enumerated above.


Item 5  Interest in Securities of the Issuer
        ------------------------------------

(a) As of the date of this Statement, Kern is the beneficial owner of 754,855 shares of Common Stock of the Issuer. The 754,855 shares held by Kern include (a) 752,855 held of record and (b) 2,000 shares issuable upon exercise of outstanding stock options. Based upon a total of 351,855 shares outstanding, the shares which Kern is the beneficial owner of represent 68.2% of the outstanding shares.

(b) Kern has the sole power to vote, or direct the vote of, and to dispose, or direct the disposition of 754,855 shares of the Issuer. Kern has no shared power to vote, or direct the vote of, and to dispose, or direct the disposition of any shares of the Issuer.

CUSIP NO. 584913305                      13D                       Page 5 of 10

(c)  Not applicable.

(d)  Not applicable.

(e)  Not applicable.

Item 5  Contracts, Arrangements, Understandings or Relationships with respect to
        ------------------------------------------------------------------------
        Securities of the Issuer
        ------------------------

(a) Employee Stock Option Agreements between the Issuer and Kern with respect to 2,000 shares of the Issuer.

Item 7  Material to be filed as Exhibits
        --------------------------------

(a) The Debt Exchange Agreement dated as of January 14, 2005 and the Form of Non-Qualified Stock Option Agreement filed as Exhibit 99.1 and Exhibit 99.2, respectively, to the Issuer's Current Report on Form 8-K on January 12, 2005 are hereby incorporated herein by reference.

                                    SIGNATURE
                                    ---------

     After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned hereby certify that the information set forth in this statement is true, complete and correct.




Date:  January 24, 2005

                                          /s/  Cynthia S. Kern
                                          --------------------------------------
                                               Cynthia S. Kern